UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 17, 2021

FIFTH WALL ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Delaware	001-39991	85-4218526
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

600 Center Drive 10th Floor Los Angeles, California 90045	90045
(Address of principal executive offices)	(Zip Code)

(310) 858-8878

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	FWAA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On July 26, 2021, Fifth Wall Acquisition Corp. I, a Delaware corporation (“FWAA”) filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which included a proxy statement/prospectus with respect to the special meeting of the FWAA stockholders scheduled to be held on August 23, 2021 to, among other things, vote on a proposal to approve the previously announced business combination transaction between FWAA and SmartRent.com, Inc., a Delaware corporation (“SmartRent”) pursuant to that certain Merger Agreement, dated as of April 21, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among FWAA, Einstein Merger Corp. I, a Delaware corporation and a wholly owned subsidiary of FWAA (“Merger Sub”), and SmartRent, pursuant to which Merger Sub will merge with and into SmartRent, with SmartRent surviving as a wholly owned subsidiary of FWAA (the “Business Combination”). The Registration Statement was declared effective by the SEC on August 6, 2021, and the definitive proxy statement/prospectus was filed with the SEC on August 6, 2021 (the “Definitive Proxy Statement/Prospectus”).

As previously disclosed in the Definitive Proxy Statement/Prospectus, a purported stockholder of FWAA filed a complaint for breach of fiduciary duty and aiding and abetting breach of fiduciary duty against FWAA and the board of directors of FWAA in the Superior Court of California, County of Los Angeles, under the caption David Dang v. Fifth Wall Acquisition Corp. I, et al., Case No. 21STCV19902. The lawsuit generally alleges that the board of directors of FWAA breached their fiduciary duties by failing to disclose all material information in the Definitive Proxy Statement/Prospectus filed in connection with the proposed Business Combination, and that FWAA aided and abetted the directors' alleged breaches of fiduciary duty. The plaintiff in the lawsuit seeks, among other things, injunctive relief, money damages, and the costs of the lawsuit, including attorneys’ and experts’ fees.

While FWAA believes that the disclosures set forth in the Definitive Proxy Statement/Prospectus comply fully with all applicable law and denies the allegations in the pending actions described above, in order to moot the plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, FWAA has determined voluntarily to supplement certain disclosures in the Definitive Proxy Statement/Prospectus related to the plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). These Supplemental Disclosures should be read in conjunction with the rest of the Registration Statement, which is available at the SEC’s website, www.sec.gov, and which FWAA urges you to read in its entirety. Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, FWAA and the other named defendants specifically deny all allegations in the complaints, including the allegations that any additional disclosure was or is required or material.

To the extent that the information set forth herein differs from or updates information contained in the Definitive Proxy Statement/Prospectus, the information set forth herein shall supersede or supplement the information in the Definitive Proxy Statement/Prospectus. All references to sections and subsections herein are references to the corresponding sections or subsections in the Definitive Proxy Statement/Prospectus, all page references are to pages in the Definitive Proxy Statement/Prospectus, and terms used herein, unless otherwise defined, have the meanings set forth in the Definitive Proxy Statement/Prospectus. Unless stated otherwise, the new text in the Supplemental Disclosures is in boldface and underlined to highlight the supplemental information being disclosed.

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

1.	The disclosure under the heading “The Business Combination—Background of the Business Combination” is hereby amended and supplemented by including the text below to the penultimate paragraph on page 188 of the Definitive Proxy Statement/Prospectus:

Between February and April 2021, FWAA management reviewed potential initial business combinations with approximately 24 prospective acquisition targets across a number of industry verticals, including real estate software, real estate data, real estate marketplaces, property management, clean technology, health and wellness, technology, media and telecom (TMT), and traditional real estate verticals such as homebuilding. None of the non-disclosure agreements entered into by FWAA with potential counter-parties contained “don’t-ask, don’t-waive” or other standstill provisions. FWAA representatives met with management teams, board members or other representatives of approximately 11 of those 24 potential acquisition targets. Of those 11 potential targets, FWAA conducted additional due diligence with respect to eight companies.

2.	The disclosure under the heading “The Business Combination—Summary of Financial Analyses of SmartRent” is hereby amended and supplemented by including the text below to the last paragraph on page 202 of the Definitive Proxy Statement/Prospectus:

In performing the DCF analysis of SmartRent, Moelis utilized FWAA management’s estimated cash tax rate for SmartRent of 25.9% during the projection period and terminal year, which was derived by aggregating SmartRent’s statutory state income tax rate of 4.8% and federal income tax rate of 21.0%. The financial forecast provided by FWAA management included projected stock-based compensation, which was assumed as a cash expense for the purpose of the analysis but do not reflect the new equity plans for the Post-Combination Company. Additionally, in performing the DCF analysis of SmartRent, Moelis utilized a range of discount rates of 8.5% to 12.5% based on an estimate of SmartRent’s weighted average cost of capital (“WACC”) (which was estimated based on Moelis’ (i) experience and professional judgment and (ii) application of the capital asset pricing model). The WACC range reflected a derived cost of equity using (i) a risk-free rate based on 20-year U.S. government bonds, (ii) a selected range of unlevered betas and debt to total capitalization ratios informed by the selected companies described above under the heading to the extent relevant “— Selected Public Companies Analysis” , (iii) an equity risk premium and (iv) a size premium. Additionally, in performing the DCF analysis of SmartRent, Moelis valued SmartRent’s net operating losses (“NOLs”) separately. Moelis discounted the NOLs to March 31, 2021 using the same discount rate range derived from the WACC calculation. Based on the information provided by FWAA’s management, Moelis assumed that SmartRent’s current NOLs balance through December 31, 2020 would increase by negative earnings before interest and taxes through CY2021 year, with SmartRent’s NOLs balance expected to be fully utilized in calendar year 2024. SmartRent’s NOLs represented approximately 0.3% to 0.6% of total DCF net present value. Moelis estimated a terminal value based on the terminal multiple method using multiple ranges of 5.5x to 7.0x Total Enterprise Value/revenue and 12.0x to 14.0x Total Enterprise Value/gross profit, which were informed by historical trading multiples of Total Enterprise Value to LTM revenue and gross profit, for the past five years of the selected publicly traded companies that had relevant historical trading data (View, Inc. and Latchable, Inc. did not have relevant historical trading data because the former had only recently de-SPACed and been a public company for less than a year and the latter was yet to complete the de-SPAC process). The terminal value represents approximately 100% of SmartRent’s total DCF net present value. Based on the information provided by FWAA’s management with consent of the FWAA Board, Moelis assumed that for the terminal year (i) the change in net working capital and the change in deferred revenue will be equal to the change in net working capital and the change in deferred revenue for CY2024; (ii) capital expenditures will equal calendar year 2024 capital expenditures; and (iii) depreciation and amortization will equal the terminal year capital expenditures.

3.	The disclosure under the heading “The Business Combination—Unaudited Prospective Financial Information of SmartRent” is hereby amended and supplemented by replacing the table and footnotes on page 205 of the Definitive Proxy Statement/Prospectus in their entirety with the table and footnotes below:

	Forecast Year Ended December 31,
(amounts in thousands)	2021E	2022E	2023E	2024E
Total Units Booked(1)	205	518	838	1,261
Units Deployed(2)	161	391	786	1,175
Revenue(3):
Hardware	$65,643	$175,150	$372,809	$585,278
Professional services	29,217	99,396	237,914	402,187
Hosted services	24,099	67,766	171,245	320,670
Total Revenue(3)	$118,959	$342,312	$781,968	$1,308,135
Adjusted EBITDA(4)	$(22,428)	$8,945	$78,262	$190,188
Unlevered After-Tax Free Cash Flow	$(29,496)	$(39,038)	$50,377	$45,737

(1)	Total Units Booked is defined as the aggregate number of SmartHubs associated with Master Service Agreements or binding purchase orders expected to be entered into during the period.

(2)	Units Deployed is defined as the aggregate number of SmartHubs expected to be installed during the period (including customer self-installations). See the section entitled “SmartRent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Operating Metrics—Units Deployed” in this proxy statement/prospectus for more information.

(3)	Revenue is defined as forecast revenue expected to be derived from the delivery of hardware, professional services and hosted services during the period, each computed in accordance with GAAP. See the section entitled “SmartRent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Components of Results of Operations—Revenue” in this proxy statement/ prospectus for more information.

(4)	Adjusted EBITDA is defined as SmartRent’s net income or loss computed in accordance with GAAP before the following items: interest expense, income tax expense, depreciation and amortization, stock-based compensation, non-employee warrant expense, merger and transaction-related expenses, loss on extinguishment of debt, change in fair value of derivatives, unrealized gains and losses in currency exchange rates and other income and expenses. See the section entitled “SmartRent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations–Key Operating Metrics—EBITDA and Adjusted EBITDA” and “—Non-GAAP Financial Measures” in this proxy statement/prospectus for more information.

Additional Information

This document relates to the proposed merger involving FWAA and SmartRent. FWAA filed the Registration Statement on July 26, 2021, which included a proxy statement/prospectus in connection with FWAA’s solicitation for proxies for the vote by FWAA’s shareholders in connection with the proposed Business Combination and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SmartRent’s shareholders in connection with the completion of the proposed transaction. The Registration Statement was declared effective by the SEC on August 6, 2021. The Definitive Proxy Statement/Prospectus was filed with the SEC on August 6, 2021 and is publicly available, and has been mailed to the stockholders of FWAA. Investors and security holders of FWAA and SmartRent are urged to carefully read the entire Definitive Proxy Statement/Prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by FWAA with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from FWAA upon written request to Fifth Wall Acquisition Corp. I, 6060 Center Drive, 10th Floor, Los Angeles, California 90045.

FWAA, SmartRent and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in favor of the approval of the Business Combination and related matters. Information regarding their interest in the transaction is contained in the Registration Statement. Free copies of these documents may be obtained as described in the preceding paragraph.

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAA’s and SmartRent’s expectations or predictions of future financial or business performance or conditions, SmartRent’s product roadmap, including the expected timing of new product releases, SmartRent’s plans to expand its product availability globally, the expected composition of the management team and board of directors following the transaction, the expected use of capital following the transaction, including SmartRent’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of FWAA or SmartRent and do not express the expectations, predictions or opinions of Fifth Wall in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of FWAA’s Form S-1 titled “Risk Factors,” which was filed with the SEC on February 4, 2021. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAA’s or SmartRent’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAA nor SmartRent is under any obligation and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAA has filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAA’s reports filed with the SEC, including FWAA's most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC's website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals or stockholder approvals of FWAA or SmartRent are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained, failure to realize the anticipated benefits of the merger, risks related to SmartRent’s ability to execute on its business strategy, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAA or SmartRent may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAA’s public stockholders, the ability of SmartRent and the combined company to leverage Fifth Wall's limited partner and other commercial relationships to grow SmartRent’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of SmartRent and the combined company to leverage its relationship with any other SmartRent investor (including investors in the proposed PIPE transaction) to grow SmartRent’s customer base, the ability of the combined company to meet Nasdaq’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the merger, the inability to complete the private placement of common stock of FWAA to certain institutional accredited investors, the risk that the announcement and consummation of the transaction disrupts SmartRent’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against FWAA, SmartRent, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAA or the combined company to issue equity or equity-linked securities in connection with the proposed merger or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; and those factors discussed in documents of FWAA filed, or to be filed, with the SEC.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in FWAA’s most recent reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and the Definitive Proxy Statement/Prospectus . Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAA’s and SmartRent’s control. While all projections are necessarily speculative, FWAA and SmartRent believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAA and SmartRent, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers (including projected revenue derived from committed units) are used for illustrative purposes only, are not forecasts, and may not reflect actual results. Presentation of historical 0% customer churn (which occurs when an existing customer removes SmartRent installed units) is illustrative only, and is not intended to be predictive of future churn, particularly as business continues to grow. When used herein, the term "committed units" includes both (i) units that are subject to binding purchase orders from customers and (ii) units that existing customers who are parties to a SmartRent master services agreement have informed SmartRent that they intend to order.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAA and is not intended to form the basis of an investment decision in FWAA. All subsequent written and oral forward-looking statements concerning FWAA and SmartRent, the proposed transaction, or other matters and attributable to FWAA and SmartRent or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 17, 2021

FIFTH WALL ACQUISITION CORP. I

By:	/s/ Andriy Mykhaylovskyy
Name:	Andriy Mykhaylovskyy
Title:	Chief Financial Officer